Exhibit T3A.14.3
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
* * * * *
Newcourt Communications Finance Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,
     DOES HEREBY CERTIFY:
     FIRST: That the Board of Directors of said corporation, by a unanimous written consent of its members, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the *Certificate of Incorporation of said corporation:
RESOLVED, that the Certificate of Incorporation of Newcourt Communications Finance Corporation be amended by changing the first Article thereof so that, as amended, said Article shall be and read as follows:
1.	“The name of the corporation is: CIT Communications Finance Corporation.”
     SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given unanimous written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.
     THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, said Newcourt Communications Finance Corporation has caused this certificate to be signed by Robert J. Ingato, its Executive Vice President, this 28th day of August, 2000, effective October 1, 2008 at 12:01 a.m.

Newcourt Communications Finance Corporation
By:	/s/ Robert J. Ingato
Robert J. Ingato
Executive Vice President